Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold Robert R Horger

2(b) Relationship to Issuer
Director

2(c) Address Street
1459 Amelia Street, Orangeburg, SC 29116

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities MG TRUST, 717 17th STREET, SUITE 300 DENVER, CO 80202

3(c) Number of share or other units to be sold
1,788

3(d)Aggregate Market Value
$150,866.56

3(e) Number of shares or other units outstanding
29,244,091

3(f) Approximate Date of Sale
06/09/2017

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
Various dates

Nature of Acquisition Transaction
Purchases through employer 401k plan

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
1,788

Date of Payment:
Various dates

Nature of Payment:
Withholdings from employee comp as participant in 401k plan.

Table II  Securities sold during past 3 months:
N/A